Lori B. Morgan

lmorgan@bassberry.com

(616) 742-6280

April 27, 2015

Jerard Gibson

Jennifer Gowetski

Special Counsel

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Gladstone Land Corporation
Registration Statement on Form S-11
Filed November 5, 2014
File No. 333-199896

Dear Jerard and Jennifer:

On behalf of Gladstone Land Corporation (the “Company”), and in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 2, 2014 (the “Comment”) relating to the Company’s registration statement on Form S-11 (File No. 333-199896) filed via EDGAR on November 5, 2014, we submit this letter containing the Company’s response to the Staff’s Comment, which has been incorporated into pre-effective Amendment No. 1 to the Registration Statement filed via EDGAR on April XX, 2015. For your convenience, we have set forth below the Staff’s Comment followed by the Company’s response.

Prospectus Summary

Our Investment Pipeline, page 5

1.	Comment: We note your disclosure on page 5 that your pipeline currently consists of one property under a signed purchase and sale agreement, and you have submitted indications of interest for nine properties for an aggregate amount of approximately $73.0 million. Please provide us with your complete analysis of any financial statement requirements related to these acquisitions. To the extent any of these acquisitions are not probable, please revise your disclosure to (i) remove any reference to your “investment pipeline” and (ii) more specifically describe your interactions with any potential sellers, including clarifying how you determined an aggregate amount of $73 million. We may have further comment.

Response: The Company respectfully submits that management does not currently consider any property under consideration to be a probable acquisition. In response to the Staff’s comment, the Company has removed reference to any discussion of its “investment pipeline” as it currently does not consider any acquisition to be probable. The Company has more specifically described its interactions with any potential sellers with respect to properties that are in their review stages, which includes both properties in their initial review stages and properties for which the Company has submitted non-binding indications of interest or letters of intent. Each of the properties that is in its review stage is not considered a

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April 27, 2015

probable acquisition by the Company. Further, the Company has removed the estimated dollar amount for the properties that are in these review stages.

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
•	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (615) 742-6280 or email me at lmorgan@bassberry.com or call Sehrish Siddiqui at (901) 543-5979 or email her at ssiddiqui@bassberry.com, if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Lori B. Morgan

Lori B. Morgan